Contact :
Taiho Pharmaceutical	sanofi-aventis
Hiroyuki FUKUMORI	Salah MAHYAOUI
+81-3-3294-4524	+33 6 73 68 78 88

POSITIVE INTERIM EFFICACY RESULTS FROM LARGE RANDOMIZED ADJUVANT GASTRIC CANCER TRIAL

- S-1, an innovative oral anticancer agent showing superior efficacy versus surgery alone in adjuvant gastric cancer trial -

Tokyo, Japan and Paris, France – October 13, 2006. Based on the recommendation of the Steering Committee of the study evaluating the oral anticancer therapy, S-1, in adjuvant gastric cancer, Taiho and sanofi-aventis announced today positive interim efficacy analysis demonstrating superior efficacy benefit reported in the S-1 arm. This decision was taken in agreement with the Independent Drug Safety Monitoring Committee of the study, once all patients were already included and had received their complete respective treatment; patients will continue to be followed up as planned.

S-1 efficacy and safety are prospectively evaluated in a multicentric trial, which enrolled 1059 patients with early stage gastric cancer (stage II and III), and was conducted in more than 100 medical institutions. Patients were randomly allocated to receive the oral S-1 adjuvant anticancer agent for 12 months versus surgery alone. The study end-points included: overall survival time, recurrence-free survival time, and safety. All patients have been accrued to the study, which currently is in the follow-up phase.

Comprehensive study results will be presented at upcoming cancer related academic conferences.

About S-1

S-1 is a novel oral fluorouracil anticancer product that combines 3 pharmacological agents: tegafur which is a pro-drug of 5 fluoro-uracil; gimeracil (5-chloro-2,4 dihydropyridine (CDHP)) which inhibits dihydropyrimidine dehydrogenase (DPD) enzyme activity; and oteracil (potassium oxonate (Oxo)) a gastrointestinal side effects corrector.

S-1 is currently used in Japan for the treatment of gastric, colorectal, head and neck, non-small cell lung, metastatic breast and pancreas cancers. In the United States, Europe and other countries, the product is in phase III clinical development.

1/2

Taiho commercializes and develop S-1 in Japan and few other countries in Asia, Sanofi-aventis leads the clinical development and future commercialization of the product in the United States, Europe, and other countries in the world.

About Taiho

Taiho Pharmaceutical Co., Ltd (Taiho) is a company engaged in discovery, development, manufacturing and marketing of pharmaceutical products, with headquarters in Tokyo, Japan. Taiho is one of the leading companies focused on oncology. For more information, please visit the company’s website at www.taiho.co.jp/english/index.html.

About sanofi-aventis

Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

2/2